Mail Stop 4561

February 22, 2008

Michael Levine
President
35 Adesso Drive
Concord, Ontario L4K 3C7
Canada

      Re: Vital Products, Inc.
      Amendment No. 7 to the Registration Statement on Form SB-2
      Filed January 30, 2008
      File No. 333-127915

Dear Mr. Levine:

      We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2/A

General

1.   Form SB-2 has been eliminated as of February 4, 2008. Therefore, amendments to your registration statement must be filed on a Form S-1/A. You may continue to use, however, the disclosure format and content of the Form SB-2 until August 4, 2008. See Release No. 33-8876 (Dec. 19, 2007).

2.   Your response to comment 1 of our letter dated January 8, 2008 indicates that the beneficiaries of the trust will be determined at the time of effectiveness of the registration statement. Nevertheless, in your response letter, please provide us, for each officer, director and more than ten percent holder of On The Go Healthcare, the approximate number of and percentage of shares of Vital Products' stock that each of those On The Go Healthcare affiliates would be entitled to receive, if the distribution were to have occurred as of a recent date.

Financial Statements for the Three Months Ended October 31, 2007

Statements of Operations, F-3

3.   We note you recorded $182,518 as a gain on currency exchange rate.
        Considering that the Canadian dollar appreciated by approximately $0.11 against
        the US dollar during the quarter ended October 31, 2007, show us how this
        significant gain was generated and explain how your accounting treatment is
        consistent with SFAS 52.

Exhibits

Exhibit 5.1

4.   We note that the legal opinion is limited by the applicable provisions of the
        Nevada Revised Statutes and reported judicial decisions interpreting those laws.
        Vital Products, however, is incorporated in Delaware. Please revise the legal
        opinion to address the law of Delaware or explain the applicability of Nevada law
        to the registration statement.

                              *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. Your responsive amendment should also include a marked copy of the
amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked
copies such as those in HTML format that show changes within paragraphs help us to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        Please allow adequate time after filing of any amendment for further review
before submitting a request for acceleration. Please provide this request at least two
business days in advance of the requested effective date.

   You may contact Blaise Rhodes at (202) 551-3774, or Brian Bhandari at (202) 551- 3390, if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino at (202) 551-3456. If you require further assistance you may contact me at (202) 551-3462.

         Sincerely,

         Mark P. Shuman
         Branch Chief - Legal

cc: Via Facsimile (617) 243-0066
    Amy Trombly, Esq.
    Trombly Business Law
    Telephone: (617) 243-0060